SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                                Caspen Oil, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


             Series A $1.80 Cumulative Convertible Preferred Shares,
                            par value $1.00 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    147621205
       -----------------------------------------------------------------
                                 (CUSIP Number)


                            Leonard S. Ferleger, Esq.
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 11, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 147621205

1)    NAME OF REPORTING PERSON                          Stonehill Partners, L.P.
                                                        ------------------------
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                                 ---------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                             WC
                                                                  --------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
                                                                  -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                     74,400
                                                                  --------------

      8)    SHARED VOTING POWER
                                                                  --------------

      9)    SOLE DISPOSITIVE POWER                                74,400
                                                                  --------------

      10)   SHARED DISPOSITIVE POWER
                                                                  --------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                    74,400
                                                                  --------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                        [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                          12.4%
                                                                  --------------

14)   TYPE OF REPORTING PERSON                                    PN
                                                                  --------------

                               (Page 2 of 7 Pages)

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the Series A $1.80 Cumulative Convertible Preferred Shares, par value $1.00 per share
("Caspen Series A Shares"), of Caspen Oil, Inc., a Nevada corporation ("Caspen"). Caspen's principal executive offices are located at Irongate 3, Suite 201, 777 S. Wadsworth Boulevard, Lakewood, Colorado 80226.

Item 2.  Identity and Background.

            This Statement is being filed by Stonehill Partners, L.P., a Delaware limited partnership ("Stonehill"). The principal business of Stonehill is investing and the address of its principal business is 110 East 59th Street, 30th Floor, New York, New York 10022.

            Annex I attached hereto sets forth a list of the names of the general partners of Stonehill, their business addresses, their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the general partners of Stonehill listed in Annex I are United States citizens.

            During the last five years, neither Stonehill nor, to the knowledge of Stonehill, any of the persons listed in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither Stonehill nor, to the knowledge of Stonehill, any of the persons listed in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

            On July 11, 1997, Stonehill purchased a variety of securities and claims from Mcorp Trust, Mcorp Financial Trust and Mcorp Management Trust (the "Mcorp Securities") in connection with the liquidation of those liquidating trusts. Stonehill paid a total purchase price of $1,650,000 for the Mcorp Securities pursuant to the privately-negotiated transaction. Included within the Mcorp Securities were 74,400 Caspen Series A Shares sold by Mcorp Management Trust. No allocation of the purchase price among the different Mcorp Securities was made in connection with the purchase. The 74,400 Caspen Series A Shares would


                               (Page 3 of 7 Pages)
represent a small portion of the total purchase price if an allocation were made. The consideration for the purchase of the Mcorp Securities came from the working capital of Stonehill.

Item 4.  Purpose of Transaction.

            The Mcorp Securities, including the 74,400 Caspen Series A Shares, were purchased for investment purposes. Currently, Stonehill has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Caspen, or the disposition of securities of Caspen;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Caspen or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Caspen or any of its subsidiaries; (d) any change in the present board of directors or management of Caspen, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Caspen; (f) any other material change in Caspen's business or corporate structure; (g) changes in Caspen's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Caspen by any person; (h) causing a class of securities of Caspen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. In the course of evaluating its investment, Stonehill may, at any time and from time to time, take any action with respect to the matters enumerated in (a) through (j), inclusive, or review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.



Item 5.  Interest in Securities of the Issuer.

            (a) Stonehill owns 74,400 Caspen Series A Shares, or 12.4% of that class of securities.

            (b) Stonehill has the sole power to vote and the sole power to dispose of the 74,400 Caspen Series A Shares.

            (c) Except as described in response to Item 3, Stonehill has not effected any transactions in the Caspen Series A Shares during the past sixty days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or

                              (Page 4 of 7 Pages)
the proceeds from the sale of, the Caspen Series A Shares owned by Stonehill.

            (e) Not applicable. Stonehill is currently the beneficial owner of more than five percent of the Caspen Series A Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Neither Stonehill nor, to the knowledge of Stonehill, any of the persons listed in Annex I has any contract, arrangement, understanding or relationship with any person with respect to any securities of Caspen, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

            None.

                               (Page 5 of 7 Pages)

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 14, 1997
---------------------
Date


/s/ John A. Motulsky
---------------------
Stonehill Partners, L.P.
by John A. Motulsky,
General Partner


                              (Page 6 of 7 Pages)

                                     ANNEX I

                               GENERAL PARTNERS OF
                            STONEHILL PARTNERS, L.P.


NAME AND PRESENT                     ADDRESS AND PRINCIPAL BUSINESS
PRINCIPAL  OCCUPATION                OF ORGANIZATION IN WHICH EMPLOYED

Ronald LaBow,                        WHX Corporation
Chairman                             110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Public Holding Company in Steel Business

John A. Motulsky,                    Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing

Stewart E. Tabin,                    Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing

Neale X. Trangucci,                  Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing

Christopher E. Wilson,               Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing


                               (Page 7 of 7 Pages)